SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            CZECH INDUSTRIES, INC.
                            ----------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.05 PER SHARE
                    --------------------------------------
                        (Title of Class of Securities)

                                  232838 30 0
                                --------------
                                (CUSIP Number)

                                 Peter Schmid
                          Eastbrokers Beteiligungs AG
                                Schlickgasse 1
                             1090 Vienna, Austria
                                43-1-317 27 00
                                --------------
          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               October 10, 1996
                               ----------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No.  232838 30 0
           -----------
-------------------------------------------------------------------------------
1)  Name of Reporting Person:  KHS Beteiligungs AG
    S.S. or I.R.S. Identification No. of Above Person: Not applicable
-------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group                   (a)[ ]
                                                                       (b)[ ]
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Source of Funds  PF
-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
-------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:  Austria
-------------------------------------------------------------------------------
              7)       Sole Voting Power:
Number of
Shares        -----------------------------------------------------------------
Beneficially  8)       Shared Voting Power:  573,275 shares of Common Stock
Owned by
Each          -----------------------------------------------------------------
Reporting     9)       Sole Dispositive Power:
Person
With          -----------------------------------------------------------------
              10)      Shared Dispositive Power: 573,275 shares of Common Stock
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person:

             573,275 shares of Common Stock
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [ ]
-------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11):

             19.97% of Common Stock, based on 2,871,000 shares of Common
             Stock issued and outstanding at August 1, 1996. See Item 5 herein.
-------------------------------------------------------------------------------
14) Type of Reporting Person   CO
-------------------------------------------------------------------------------

CUSIP No.  232838 30 0
           -----------
-------------------------------------------------------------------------------
1)     Name of Reporting Person:  Wolfgang M. Kossner
       S.S. or I.R.S. Identification No. of Above Person:  Not applicable
-------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group                (a)[ ]
                                                                       (b)[ ]
-------------------------------------------------------------------------------
3)     SEC Use Only
-------------------------------------------------------------------------------
4)     Source of Funds  PF
-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
-------------------------------------------------------------------------------
6)     Citizenship or Place of Organization:  Austria
-------------------------------------------------------------------------------
                 7)   Sole Voting Power:
Number of
Shares           --------------------------------------------------------------
Beneficially     8)   Shared Voting Power:  573,275 shares of Common Stock
Owned by
Each             --------------------------------------------------------------
Reporting        9)   Sole Dispositive Power:
Person
With             --------------------------------------------------------------
                 10)  Shared Dispositive Power:  573,275 shares of Common Stock
-------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

                  573,275 shares of Common Stock
-------------------------------------------------------------------------------
12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]
-------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11):

                  19.97% of Common Stock, based on 2,871,000 shares of Common Stock issued and outstanding at August 1, 1996. See Item 5 herein.
-------------------------------------------------------------------------------
14)    Type of Reporting Person  IN
-------------------------------------------------------------------------------

CUSIP No.  232838 30 0
           -----------
-------------------------------------------------------------------------------
  1)     Name of Reporting Person:  Peter Schmid
         S.S. or I.R.S. Identification No. of Above Person:  Not applicable
-------------------------------------------------------------------------------
  2)     Check the Appropriate Box if a Member of a Group              (a)[ ]
                                                                       (b)[ ]
-------------------------------------------------------------------------------
  3)     SEC Use Only
-------------------------------------------------------------------------------
  4)     Source of Funds  OO
-------------------------------------------------------------------------------
  5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)[ ]
-------------------------------------------------------------------------------
  6)     Citizenship or Place of Organization:  Austria
-------------------------------------------------------------------------------
               7)     Sole Voting Power:
Number of
Shares         ----------------------------------------------------------------
Beneficially   8)     Shared Voting Power:  573,275 shares of Common Stock
Owned by
Each           ----------------------------------------------------------------
Reporting      9)     Sole Dispositive Power:
Person
With           ----------------------------------------------------------------
               10)    Shared Dispositive Power:  573,275 shares of Common Stock
-------------------------------------------------------------------------------
  11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

                  573,275 shares of Common Stock
-------------------------------------------------------------------------------
  12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
-------------------------------------------------------------------------------
  13)    Percent of Class Represented by Amount in Row (11):

                  19.97% of Common Stock, based on 2,871,000 shares of Common Stock issued and outstanding at August 1, 1996. See Item 5 herein.
-------------------------------------------------------------------------------
  14)    Type of Reporting Person  IN
-------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The 123,300 shares of Common Stock of Czech Industries, Inc. (the "Company") which are the subject of this Amendment No. 1 to Schedule 13D were acquired as follows:

         Date            Amount          Price       Consideration
         ----            ------          -----       -------------
         10 Oct 96    20,000 shares      $4.25           Cash
         10 Oct 96    93,300 shares      $4.125          Cash
         16 Oct 96     5,000 shares      $6.00           Cash
         17 Oct 96     5,000 shares      $6.00           Cash

ITEM 4. PURPOSE OF THE TRANSACTION.

    The 123,300 shares of Common Stock of the Company referenced herein were acquired for investment purposes.

    While the Reporting Persons (and their affiliates) have no present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Issuer, the investments in the Issuer by the Reporting Persons (and their affiliates) will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as otherwise set forth in the Schedule 13D to which this Amendment relates, the reporting Persons (and their affiliates) do not at the present time have any plans or proposals which relate to or would result in:

    (1) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (3) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (4) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

    (5) Any material change in the present capitalization or dividend policy of the Issuer;

    (6) Any other material change in the Issuer's business or corporate structure;

    (7) Changes in the Issuer's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (8) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (9) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

    (10) Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

KHS Beteiligungs AG
-------------------

         As of the date hereof, KHS is the record and beneficial owner of 373,275 shares of Common Stock of the Company, over which it has sole voting power and sole power to dispose. KHS is also the beneficial owner of 200,000 shares of common stock which are owned by Karntner Landes und Hypothekenbank AG (the "Bank") as nominee for KHS. Collectively said shares represent 19.97% of the issued and outstanding shares of such Common Stock of the Company, based on 2,871,000 shares issued and outstanding at August 1, 1996 (as adjusted for the reverse split which became effective on September 10, 1996).

Wolfgang M. Kossner
-------------------

         As of the date hereof Wolfgang M. Kossner, as a director and shareholder of KHS Beteiligungs AG, is the indirect beneficial owner of 573,275 shares of Common Stock of the Company over which he has shared power (shared with Peter Schmid) to direct the vote and shared power to dispose of such shares. Said 573,275 shares represent 19.97% of the issued and outstanding shares of Common Stock of the Company, based on 2,871,000 shares issued and outstanding at August 1, 1996 (as adjusted for the reverse split). Mr. Kossner is a director of the Central and Eastern Europe Fund (the "Fund"), which owns 32,500 shares of the Company's Common Stock. These shares are not included in the 573,275 shares reported as owned by KHS Beteiligungs AG. The reference to these shares should not be deemed as an admission that Mr. Kossner is the beneficial owner of the shares owned by the Fund for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934.

Peter Schmid
------------

         As of the date hereof, Peter Schmid, as a shareholder of KHS Beteiligungs AG, is the indirect beneficial owner of 573,275 shares of Common Stock of the Company over which he has shared power (shared with Wolfgang M. Kossner) to direct the vote and shared power to dispose of such shares. Said 573,275 shares represent 19.97% of the issued and outstanding shares of Common Stock of the Company, based on 2,871,000 shares issued and outstanding at August 1, 1996 (as adjusted for the reverse split). The 573,275 shares reported as owned by KHS do not include 33,209 shares owned by Mr. Schmid through WMP Borsenmakler AG ("WMP") which became an indirect subsidiary of the Company on August 1, 1996 by reason of the Company's acquisition of Eastbrokers. The reference to these shares should not be deemed as an admission that Mr. Schmid is the beneficial owner of the shares owned by WMP for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934.

         (c) Other than the transactions described in this Amendment No. 1, none of the Reporting Persons has effected any transaction in the securities of the Company during the period subsequent to the filing of the Schedule 13D to which this Amendment No. 1 relates.

         (d) Wolfgang M. Kossner and Peter Schmid, the principal stockholders of KHS, have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the securities of the Company held by KHS and held by the Bank as nominee for KHS.

         (e) Not applicable.

                                   SIGNATURE


         After reasonable inquiry and to the best of the knowledge and behalf of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 5, 1996                          KHS BETEILIGUNGS AG



                                            By: /s/ Wolfgang M. Kossner
                                                -----------------------------
                                                Name:  Wolfgang M. Kossner



                                            By: /s/ Peter Schmid
                                                -----------------------------
                                                Name:  Peter Schmid



                                                /s/ Wolfgang M. Kossner
                                                -----------------------------
                                                Wolfgang M. Kossner


                                                /s/ Peter Schmid
                                                -----------------------------
                                                Peter Schmid